Exhibit 99.3

Brookfield Renewable

Partners L.P.
Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2018 is provided as of October 31, 2018. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART  8 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and South African Rand, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “PART 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q3 2018 Highlights	3	PART 5 – Liquidity and Capital Resources
		Capitalization, available liquidity and
PART 2 – Financial Performance Review on		credit facilities and subsidiary borrowings	23
Consolidated Information	5	Long-term debt and credit facilities	24
		Consolidated statements of cash flows	26
PART 3 – Additional Consolidated Financial		Shares and units outstanding	27
Information		Dividends and distributions	28
Property, plant and equipment, equity-accounted		Contractual obligations	28
investments and asset held for sale	7	Off-statement of financial position arrangements	28
Related party transactions	8
Equity	9	PART 6 - Selected Quarterly Information
		Summary of historical quarterly results	28
PART 4 – Financial Performance Review on		Proportionate Results for the nine months
Proportionate Information		ended September 30	29
Proportionate Results for the three months		Reconciliation of non-IFRS measures	30
ended September 30	11
Reconciliation of non-IFRS measures	18	PART 7 - Critical Estimates, Accounting
Contract profile	21	Policies and Internal Controls	33

		PART 8 - Presentation to Stakeholders and	36
		Performance Measurement

		PART 9 - Cautionary Statements	41

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Management's Discussion and Analysis and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Management's Discussion and Analysis - see “PART 9 - Cautionary Statements”. This Management's Discussion and Analysis, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 1 –  Q3 2018 HIGHLIGHTS

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Operational information

Capacity (MW)	17,392	12,740	17,392	12,740

Total generation (GWh)
Long-term average generation	12,113	9,098	38,486	30,136
Actual generation	11,609	9,370	37,611	31,472

Proportionate generation (GWh)
Long-term average generation	5,956	5,053	19,242	17,221
Actual generation	5,552	5,198	18,701	18,078
Average revenue ($ per MWh)	79	72	76	69

Selected financial information(1)

Net (Loss) income attributable to Unitholders	$(55)	$(43)	$(49)	$11
Basic (loss) earnings per LP Unit	(0.18)	(0.14)	(0.16)	0.04
Consolidated Adjusted EBITDA(2)	494	381	1,619	1,297
Proportionate Adjusted EBITDA(2)	277	232	952	846
Funds From Operations(2)	105	91	470	438
Adjusted Funds From Operations(2)	87	74	416	387
Funds From Operations per Unit(1)(2)	0.33	0.28	1.50	1.44
Distribution per LP Unit	0.49	0.47	1.47	1.40

(1)        For the three and nine months ended September 30, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million and 312.7 million, respectively (2017: 311.8 million and 303.5 million, respectively).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 9 - Cautionary Statements”.

		Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	Pro Forma(1)	2018	2017
Liquidity and Capital Resources

Available liquidity	$2,308	$1,658	$1,697
Debt to capitalization	41%	41%	39%
Proportionate borrowings non-recourse to Brookfield Renewable	71%	71%	70%
Floating rate debt exposure on a proportionate basis	14%	14%	13%
Corporate borrowings
Average debt term to maturity	6.2 years	6.2 years	6.4 years
Average interest rate	4.5%	4.5%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years	10.5 years
Average interest rate	5.5%	5.5%	5.8%

(1)          Available liquidity includes $650 million of proceeds from the announced sale of a 25% non-controlling interest in a 413 MW hydroelectric portfolio in Canada and an additional 25% non-controlling interest that we intend to sell within the next three months, and Brookfield Renewable’s portion of proceeds associated with assets held for sale in South Africa. See “Part 3 – Assets Held for Sale” and “Part 7 – Subsequent Events”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Operations

Funds From Operations and Funds From Operations per Unit increased by 15% and 18% to $105 million and $0.33 per Unit, respectively, as the contribution from the growth in our portfolio was partially offset by lower generation at our hydroelectric facilities primarily in North America (7% below long term average and 14% lower than prior year where we experienced higher than average generation) and the weakening of the Brazilian reais versus the U.S. dollar.

Net loss attributable to Unitholders and Basic loss per LP Unit increased $12 million and $0.04 per Unit compared to the prior year due primarily to an increase in depreciation from growth that more than offset the increase in Funds From Operations.

We continued to focus on extending our contract profile at premium pricing as we completed the following:

•         In Colombia, we entered into 30 new contracts during the quarter representing 2,545 GWh of annual generation at an average price of 191 COP/KWh ($65/MWh)

•         In Brazil, we entered into four new contracts commencing in 2019 to deliver 221 GWh annually until 2023

Liquidity and Capital Resources

Available liquidity remains strong with approximately $2.3 billion as at the date of this report, including pro forma asset sales.

Executed $395 million of non-recourse financings, maintaining a weighted average cost of project debt of 5.5% and weighted average duration of 10 years.

Issued C$300 million ($231 million) Series 11 medium-term notes which carry a fixed interest rate of 4.25% and mature in January 2029. The financing was Brookfield Renewable’s inaugural corporate-level green bond.

Minimal interest rate exposure with only 14% floating rate debt with less than 7% in North America and Europe.

Continued to advance the sale of our 178 MW South Africa wind and Solar portfolio for $166 million (Brookfield Renewable’s share ~$50 million), which is expected to close in the fourth quarter of 2018, subject to closing conditions.

Post quarter-end, we entered into an agreement and sold a 25% non-controlling interest in a 413 MW contracted hydroelectric portfolio in Canada to a consortium of buyers. In connection with this transaction, we also amended or agreed to amend certain historical related party contracts on a value-neutral basis and agreed to internalize Brookfield Asset Management’s North American energy marketing business.

Growth and Development

Completed the commissioning of a 28 MW wind project in Ireland that is expected to contribute annualized Funds From Operations to Brookfield Renewable of $3 million on average over the life of the asset and continued to advance 131 MW of hydro, wind, and storage development projects that are expected to contribute annualized Funds From Operations to Brookfield Renewable of $17 million on a run rate basis.

Post quarter-end, we acquired a 23 MW Irish wind facility that is expected to contribute annualized Funds From Operations to Brookfield Renewable of $1 million on average over the life of the asset for total consideration of £38 million ($50 million) with Brookfield Renewable’s share totalling $20 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenues	$674	$608
Other income	7	7
Direct operating costs	(257)	(243)
Management service costs	(22)	(21)
Interest expense – borrowings	(176)	(158)
Depreciation	(192)	(202)
Current income tax expense	(6)	(15)
Deferred income tax recovery	11	4
Net loss attributable to Unitholders	$(55)	$(43)
	Average FX rates to USD
C$	1.31	1.25
	€0.86	0.85
R$	3.96	3.16
COP	2,959	2,976

Variance Analysis For The Three Months Ended September 30, 2018

Revenues totaling $674 million for the three months ended September 30, 2018 represent an increase of $66 million over the prior year due primarily to the contributions from growth in our portfolio, both through our recent investments and development projects, which contributed 756 GWh and $67 million. Revenues were partially offset by a $1 million decrease in contributions from our portfolio on a same-store basis. Generation on a same-store basis decreased by 507 GWh and reduced revenues by $56 million due to low hydrology conditions in New York and Canada (18% below long-term average) and our reservoir management strategy in Colombia. Higher average realized pricing during the quarter contributed $76 million due to our commercial contracting initiatives in Colombia and the benefit of inflation indexation embedded in our contracts. The strengthening of the United States dollar against the Brazilian reais had a $21 million negative impact to our revenues that was partially offset by a positive impact to operating and borrowing costs.

Direct operating costs totaling $257 million represent an increase of $14 million over the prior year driven by the growth in our portfolio, partially offset by cost-savings realized in the quarter. The foreign exchange impacts noted above decreased operating costs by $7 million.

Interest expense totaling $176 million represents an increase of $18 million due to growth in our portfolio over the prior year.

Depreciation expense totaling $192 million represents an increase of $10 million, primarily attributable to growth, partially offset by the impact of the weakening of the Brazilian reais against the United States dollar.

Management service costs totaling $22 million represent an increase of $1 million, which is primarily attributable to the growth in capitalization of our business over the last year.

Net loss attributable to Unitholders was $55 million compared to net loss attributable to Unitholders of $43 million for the three months ended September 30, 2017.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table reflects key financial data for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenues	$2,202	$1,968
Other income	26	25
Direct operating costs	(760)	(716)
Management service costs	(64)	(58)
Interest expense – borrowings	(534)	(477)
Depreciation	(611)	(600)
Current income tax expense	(20)	(27)
Deferred income tax expense	(2)	(17)
Net (loss) income attributable to Unitholders	$(49)	$11
	Average FX rates to USD
C$	1.29	1.31
	€0.84	0.90
R$	3.60	3.17
COP	2,886	2,939

Variance Analysis For The Nine Months Ended September 30, 2018

Revenues totaling $2,202 million for the nine months ended September 30, 2018 represent an increase of $234 million over the same period in the prior year. The contributions from the growth in our portfolio, both through our recent investments and development projects contributed 2,045 GWh or $204 million to our revenues, partially offset by the impact from the sale of a European wind farm in 2017 that contributed $8 million or 75 GWh in the same period of the prior year. The contributions of our portfolio on a same-store basis increased revenue by $30 million. Higher average realized pricing increased revenues by $165 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $127 million reduction to revenue due to hydrology conditions in New York and Canada (10% below long-term average) and the impact of our reservoir management strategy in Colombia. The impact of foreign exchange differences resulted in a net reduction of $8 million to revenues, primarily attributable to the depreciation of the Brazilian reais.

Direct operating costs totaling $760 million represent an increase of $44 million driven by the growth in our portfolio which contributed $42 million to direct operating costs. Excluding one-time cost recoveries of $10 million in the prior year, operating costs were $9 million lower on a same-store basis due to the benefit of our cost-reduction initiatives implemented across our business. The above noted foreign exchange impacts decreased operating costs by $1 million.

Interest expense totaling $534  million represents an increase of $57 million over the prior year due to the growth in our portfolio, partially offset by accretive refinancing initiatives executed during the last year.

Depreciation expense totaling $611 million increased  $11 million over the prior year due to growth, offset partially by the foreign exchange impact of a weakening Brazilian reais against the U.S. dollar.

Management service costs totaling $64 million represent an increase of $6 million, which is primarily attributable to the growth in capitalization of our business over the last year.

Net loss attributable to Unitholders was $49 million compared to a net income attributable to Unitholders of $11 million for the nine months ended September 30, 2017.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Current assets	$1,964	$1,666
Assets held for sale	758	-
Equity-accounted investments	1,111	721
Property, plant and equipment, at fair value	25,521	27,096
Total assets	29,941	30,904

Liabilities directly associated with assets held for sale	527	-
Long-term debt and credit facilities	11,392	11,766
Deferred income tax liabilities	3,543	3,588
Total liabilities	16,587	16,622
Total equity	13,354	14,282
Total liabilities and equity	29,941	30,904

Our balance sheet remains strong and reflects the stable nature of the business and the integration of recent growth.

property, plant and equipment

Property, plant and equipment totaled $25.5 billion as at September 30, 2018 compared to $27.1 billion as at December 31, 2017. Upon entering into an agreement to sell 178 MW of wind and solar assets in South Africa, we reclassified $619 million to assets held for sale on the Statement of Financial Position. The appreciation of the U.S. dollar decreased property, plant and equipment by $838 million and was largely attributable to assets in Brazil and Canada.

Equity-accounted investments

Equity accounted investments totaled $1,111 million as at September 30, 2018 compared to $721 million as at December 31, 2017. During the second quarter of 2018, TerraForm Power closed the acquisition and privatization of Saeta Yield – a 1,028 MW European solar and wind portfolio. TerraForm Power funded its acquisition of Saeta Yield through available liquidity and asset-level financing initiatives, as well as through issuing additional equity totaling $650 million, of which Brookfield Renewable contributed $420 million. The additional equity acquired through the private placement increased the collective interest of Brookfield Renewable and its institutional partners in TerraForm Power from 51% to 65%, with Brookfield Renewable’s interest increasing from 16% to 30%.

Assets held for sale

During the quarter, we continued to advance the sale of our interest in a 178 MW South African wind and solar portfolio for total proceeds of $166 million (ZAR 2,031 million), with Brookfield Renewable’s share totaling approximately $50 million. The transaction is expected to close by the fourth quarter of 2018, subject to the satisfaction of closing conditions.

We reclassified the associated assets, including the aforementioned $619 million of Property, plant and equipment, to Assets held for sale on the Statement of Financial Position. We also reclassified the directly

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

associated liabilities, including $361 million of long-term debt, to Liabilities directly associated with assets held for sale on the Statement of Financial Position.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

Post quarter-end, we amended certain historical related party contracts. See “Part 7 – Critical estimates, accounting policies and internal controls – Subsequent Events”. See also Note 27 - Related Party Transactions in our 2017 Annual Report for more information.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

There was an outstanding draw for $272 million from the $400 million unsecured revolving credit facility provided by Brookfield Asset Management as of September 30, 2018. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million, which have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the three and nine months ended September 30, 2018 totaled $2 million and $7 million, respectively (2017: $1 million and $2 million). Subsequent to September 30, 2018, the outstanding $272 million draw on the unsecured revolving credit facility, plus accrued interest, was repaid to Brookfield Asset Management.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Revenues
Power purchase and revenue agreements	$101	$132	$375	$458
Wind levelization agreement	2	3	6	6
	$103	$135	$381	$464
Direct operating costs
Energy purchases	$(3)	$(1)	$(8)	$(6)
Energy marketing fee	(6)	(6)	(18)	(18)
Insurance services	(6)	(4)	(19)	(14)
	$(15)	$(11)	$(45)	$(38)
Interest expense - borrowings	$(2)	$(1)	$(7)	$(2)
Management service costs	$(22)	$(21)	$(64)	$(58)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $10 million and $30 million, respectively, were declared during the three and nine months ended September 30, 2018 (2017: $7 million and $22 million).

Preferred limited partners’ equity

In January 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the 90-day Canadian Treasury Bill Rate plus 3.00%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2018, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no LP Units repurchased during the three months ended September 30, 2018. During the nine months ended September 30, 2018, 281,359 LP Units were repurchased, on the Toronto Stock Exchange and the New York Stock Exchange, at a total cost of $8 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED September 30

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	2,526	2,900	2,654	2,654	$166	$201	$99	$128	$53	$82	$(3)	$35

Brazil	791	802	996	978	53	60	38	42	31	37	2	1

Colombia	742	881	859	861	54	47	29	25	20	13	11	1
	4,059	4,583	4,509	4,493	273	308	166	195	104	132	10	37

Wind
North America	597	285	696	378	50	30	30	21	14	11	(27)	(21)

Europe	141	96	208	95	17	11	9	4	2	-	(9)	(1)

Brazil	211	95	242	87	15	10	13	9	11	7	5	6

Other	48	-	41	-	4	-	3	-	2	-	1	-
	997	476	1,187	560	86	51	55	34	29	18	(30)	(16)

Solar	279	-	260	-	58	-	46	-	31	-	19	-

Storage & Other	217	139	-	-	25	18	14	9	11	6	5	2

Corporate	-	-	-	-	-	-	(4)	(6)	(70)	(65)	(59)	(66)

Total	5,552	5,198	5,956	5,053	$442	$377	$277	$232	$105	$91	$(55)	$(43)

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,509	4,493
Generation (GWh) – actual	4,059	4,583
Revenue	$273	$308
Other income	2	5
Direct operating costs	(109)	(118)
Adjusted EBITDA	166	195
Interest expense	(58)	(58)
Current income taxes	(4)	(5)
Funds From Operations	$104	$132
Depreciation	(93)	(98)
Deferred taxes and other	(1)	3
Net income	$10	$37

The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,477	1,594	$70	$73	$55	$65	$25	$37	$(14)	$(4)
Canada	1,049	1,306	59	65	44	63	28	45	11	39
	2,526	2,900	66	69	99	128	53	82	(3)	35
Brazil	791	802	67	75	38	42	31	37	2	1
Colombia	742	881	73	53	29	25	20	13	11	1
Total	4,059	4,583	$67	$67	$166	$195	$104	$132	$10	$37

North America

Funds From Operations at our North American business were $53 million versus $82 million in the prior year as generation was 5% below long-term average and 13% lower than prior year, where we experienced higher than average generation (9% of long-term average). Operating costs were lower than the prior year as we continued to execute our cost-reduction initiatives.

Net income attributable to Unitholders decreased by $38 million over the prior year primarily due to the above noted decrease in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $31 million versus $37 million in the prior year. On a local currency basis, Funds From Operations increased by 4% versus the prior year due to the contributions from development projects and higher average revenue per MWh due to inflation indexation of our contracts and higher market prices. These benefits were offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Net income attributable to Unitholders increased by $1 million over the prior year as the above noted decrease in Funds From Operations was offset by lower depreciation expense due to the impact of the strengthening U.S. dollar.

Colombia

Funds From Operations at our Colombian business were $20 million versus $13 million in the prior year as our cost-reduction initiatives and a 38% increase in average revenue per MWh due to inflation indexation of our contracts, re-contracting efforts and higher ancillary revenues were partially offset by lower generation we stored water in anticipation of higher pricing in the upcoming dry season.

Net income attributable to Unitholders was $10 million ahead of the prior year primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	1,187	560
Generation (GWh) – actual	997	476
Revenue	$86	$51
Other income	-	-
Direct operating costs	(31)	(17)
Adjusted EBITDA	55	34
Interest expense	(25)	(15)
Current income taxes	(1)	(1)
Funds From Operations	$29	$18
Depreciation	(50)	(28)
Deferred taxes and other	(9)	(6)
Net (loss) income	$(30)	$(16)

The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	421	112	$83	$125	$19	$10	$8	$6	$(13)	$(3)
Canada	176	173	85	92	11	11	6	5	(14)	(18)
	597	285	84	105	30	21	14	11	(27)	(21)
Europe	141	96	121	93	9	4	2	-	(9)	(1)
Brazil	211	95	71	104	13	9	11	7	5	6
Other	48	-	62	-	3	-	2	-	1	-
Total	997	476	$85	$102	$55	$34	$29	$18	$(30)	$(16)

North America

Funds From Operations at our North American business were $14 million versus $11 million in the prior year due to improved generation at our U.S. wind farms and growth in our portfolio from our investments in TerraForm Power.

Net loss attributable to Unitholders increased by $6 million over the prior year primarily due to an increase in depreciation associated with the growth of our portfolio.

Europe

Funds From Operations at our European business were $2 million, driven by the contribution from growth in our portfolio following TerraForm Power’s acquisition of Saeta Yield – $2 million of FFO and 79 GWh of generation. On a same store basis, improved realized pricing was offset by a decrease in generation due to lower resource.

Net loss attributable to Unitholders increased by $8 million over the prior year primarily due to an increase in depreciation associated with the growth and development in our portfolio.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Brazil

Funds From Operations at our Brazilian business were $11 million versus $7 million in the prior year due primarily to the contribution from our investment in TerraForm Global – $4 million of Funds From Operations and 113 GWh of generation. On a same-store basis, higher average revenue per MWh due to re-contracting initiatives executed earlier in the year was offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders decreased by $1 million over the prior year due to the depreciation associated with the growth of our portfolio.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	260	-
Generation (GWh) – actual	279	-
Revenue	$58	$-
Other income	1	-
Direct operating costs	(13)	-
Adjusted EBITDA	46	-
Interest expense	(15)	-
Current income taxes	-	-
Funds From Operations	$31	$-
Depreciation	(11)	-
Deferred taxes and other	(1)	-
Net income	$19	$-

Funds From Operations and Net Income attributable to Unitholders from our solar business were $31 million and $19 million, respectively. The business is operating in line with expectations following our investments in TerraForm Power, including the additional investment in the second quarter of this year, and TerraForm Global. Generation was roughly in line with LTA.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	217	139
Revenue	$25	$18
Other income	-	-
Direct operating costs	(11)	(9)
Adjusted EBITDA	14	9
Interest expense	(3)	(3)
Current income taxes	-	-
Funds From Operations	$11	$6
Depreciation	(5)	(7)
Deferred taxes and other	(1)	3
Net income	$5	$2

Funds From Operations and Net Income attributable to Unitholders at our pumped storage and biomass businesses were $11 million and $5 million, respectively. The increase of $5 million and $3 million, respectively, is primarily due to improved performance at our pumped storage facility in New England supported by improved capacity pricing and generation.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

CORPORATE

The following table presents our results for corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenue	$-	$-
Other income	1	-
Direct operating costs	(5)	(6)
Adjusted EBITDA	(4)	(6)
Management service costs	(22)	(21)
Interest expense	(27)	(23)
Distributions on Preferred LP Units and Shares	(17)	(15)
Funds From Operations	$(70)	$(65)
Deferred taxes and other	12	(1)
Net (loss)	$(58)	$(66)

Management service costs totaling $22 million represents an increase of $1 million over the prior year, which is attributable to the growth in capitalization of our business over the last year.

Interest expense increased $4 million compared to the prior year as a result of increased borrowings to fund growth in our business.

Distributions attributable to Preferred LP Units and Shares increased $2 million compared to the prior year as a result of the C$250 million ($201 million) Preferred LP Units issuance completed in the first quarter of 2018 partially offset by the impact weaker Canadian dollar versus the U.S dollar.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	166	53	54	50	17	15	4	58	25	-	442	(100)	332	674
Other income	1	1	-	-	-	-	-	1	-	1	4	(1)	4	7
Direct operating costs	(68)	(16)	(25)	(20)	(8)	(2)	(1)	(13)	(11)	(5)	(169)	31	(119)	(257)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	70	-	70
Adjusted EBITDA	99	38	29	30	9	13	3	46	14	(4)	277	-	217
Management service costs	-	-	-	-	-	-	-	-	-	(22)	(22)	-	-	(22)
Interest expense - borrowings	(44)	(5)	(9)	(16)	(6)	(2)	(1)	(15)	(3)	(27)	(128)	29	(77)	(176)
Current income taxes	(2)	(2)	-	-	(1)	-	-	-	-	-	(5)	2	(3)	(6)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(31)	-	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(137)	(137)
Funds From Operations	53	31	20	14	2	11	2	31	11	(70)	105	-	-
Adjusted sustaining capital expenditures(2)	(13)	(1)	(2)	-	-	-	-	-	-	(2)	(18)	-	-
Adjusted Funds From Operations	40	30	18	14	2	11	2	31	11	(72)	87	-	-
Adjusted sustaining capital expenditures(2)	13	1	2	-	-	-	-	-	-	2	18	-	-
Depreciation	(57)	(32)	(4)	(34)	(13)	(3)	-	(11)	(5)	(1)	(160)	32	(64)	(192)
Foreign exchange and
unrealized financial instruments gain (loss)	(5)	1	-	-	1	(3)	(1)	-	-	1	(6)	-	(4)	(10)
Deferred income tax recovery (expense)	7	-	(1)	(4)	1	-	-	(1)	-	15	17	3	(9)	11
Other	(1)	2	(4)	(3)	-	-	-	-	(1)	(4)	(11)	(2)	(5)	(18)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(3)	(3)	2	11	(27)	(9)	5	1	19	5	(59)	(55)	-	-	(55)

(1)               Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $55 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	201	60	47	30	11	10	18	-	377	(15)	246	608
Other income	1	4	-	-	-	-	-	-	5	-	2	7
Direct operating costs	(74)	(22)	(22)	(9)	(7)	(1)	(9)	(6)	(150)	6	(99)	(243)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	9	-	9
Adjusted EBITDA	128	42	25	21	4	9	9	(6)	232	-	149
Management service costs	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(46)	(2)	(10)	(10)	(3)	(2)	(3)	(23)	(99)	3	(62)	(158)
Current income taxes	-	(3)	(2)	-	(1)	-	-	-	(6)	-	(9)	(15)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(8)	(8)	-	-	(8)
Preferred equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(78)	(78)
Funds From Operations	82	37	13	11	-	7	6	(65)	91	-	-
Adjusted sustaining capital expenditures(2)	(12)	(1)	(2)	-	-	-	-	(2)	(17)	-	-
Adjusted Funds From Operations	70	36	11	11	-	7	6	(67)	74	-	-
Adjusted sustaining capital expenditures(2)	12	1	2	-	-	-	-	2	17	-	-
Depreciation	(54)	(36)	(8)	(21)	(5)	(2)	(7)	-	(133)	3	(72)	(202)
Foreign exchange and
unrealized financial instrument gain (loss)	1	-	(2)	-	(8)	-	-	1	(8)	-	(4)	(12)
Deferred income tax recovery (expense)	13	1	(3)	(10)	2	-	-	7	10	-	(6)	4
Other	(7)	(1)	1	(1)	10	1	3	(9)	(3)	(1)	-	(4)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(3)	35	1	1	(21)	(1)	6	2	(66)	(43)	-	-	(43)

(1)               Share of earnings from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $4 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net loss attributable to:
Limited partners' equity	$(32)	$(24)	$(0.18)	$(0.14)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	(1)	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(22)	(18)	-	-
Net loss attributable to Unitholders	$(55)	$(43)	$(0.18)	$(0.14)
Adjusted for proportionate share of:
Depreciation	160	133	0.51	0.43
Foreign exchange and
unrealized financial instruments loss	6	8	0.02	0.02
Deferred income tax recovery	(17)	(10)	(0.05)	(0.03)
Other	11	3	0.03	-
Funds From Operations	$105	$91	$0.33	$0.28
Weighted average Units outstanding(1)			312.6	311.8

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years (on a proportionate basis).

(GWh, except as noted)	Balance of 2018	2019	2020	2021	2022
Hydroelectric
North America
United States(1)(2)	1,730	6,703	7,129	5,188	4,475
Canada(1)(2)	1,078	3,739	3,881	2,653	2,606
	2,808	10,442	11,010	7,841	7,081
Wind
North America
United States	532	2,070	1,990	1,922	1,898
Canada	343	1,197	1,197	1,197	1,197
	875	3,267	3,187	3,119	3,095
Europe	245	886	832	825	819
Other(3)(4)	65	266	266	266	266
	1,185	4,419	4,285	4,210	4,180
Solar(4)	214	972	972	972	972
Contracted on a proportionate basis	4,207	15,833	16,267	13,023	12,233
Uncontracted on a proportionate basis	377	2,816	2,382	5,626	6,417
Long-term average on a proportionate basis	4,584	18,649	18,649	18,649	18,650
Non-controlling interests	3,586	14,221	14,220	14,220	14,220
Total long-term average	8,170	32,870	32,869	32,869	32,870

Contracted generation as a % of
total generation on a proportionate basis	92%	85%	87%	70%	66%
Price per MWh - total generation on a
proportionate basis	$78	$83	$81	$90	$94

(1)               Includes generation of 202 GWh for 2018, 1,661 GWh for 2019 and 2,304 GWh for 2020 secured under financial contracts.

(2)               Generation reflects the sale of a 25% non-controlling interest in a 413 MW hydroelectric portfolio in Canada and the restructuring of certain related party contracts, see “Part 7 – Subsequent Events”. The close of the Energy Marketing Internalization was assumed to occur on January 1, 2019.

(3)               Includes generation from China, India, South Africa and Uruguay.

(4)               Includes the proportionate contracted generation of five solar facilities (49 GWh) and one wind facility (16 GWh) in South Africa that are classified as Assets held for sale.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Our North American portfolio has a weighted-average remaining contract duration of 17 years (on a proportionate basis). A number of contracts will expire over the next five years. We expect on average to recontract expiring contracts at levels equal to or greater than the rates of the expiring contracts. The majority of the expiring contracts are in line with current merchant prices.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 9 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 12 years (on a proportionate basis).

In other countries we have a weighted-average remaining duration of 18 years (on a proportionate basis).

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (30%), public power authorities (28%), distribution companies (22%) and industrial users (20%).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes our capitalization:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Credit facilities(1)	$1,049	$887
Corporate borrowings(2)	1,853	1,665
Subsidiary borrowings(3)	8,851	8,774
Long-term indebtedness	11,753	11,326
Deferred income tax liabilities, net of deferred income tax assets	3,374	3,411
Equity	13,354	14,282
Total capitalization	$28,481	$29,019
Debt to total capitalization	41%	39%

(1)        Amounts are guaranteed by Brookfield Renewable. Includes $11 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

(2)        Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)        Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries. Includes $361 million of debt relating to South African Portfolio currently classified as held for sale.

Available liquidity

The following table summarizes the available liquidity:

		Sep 30	Dec 31
(MILLIONS)	Pro Forma(1)	2018	2017
Brookfield Renewable's share of cash and cash equivalents(2)	$290	$290	$195
Investments in equity and debt securities	135	135	159
Corporate credit facilities
Authorized credit facilities(3)	2,100	2,100	2,090
Draws on credit facilities(3)	(388)	(1,038)	(685)
Issued letters of credit	(35)	(35)	(193)
Available portion of corporate credit facilities	1,677	1,027	1,212
Available portion of subsidiary credit facilities
on a proportionate basis	206	206	131
Available liquidity	$2,308	$1,658	$1,697

(1)          Draws on credit facilities include the offset of $650 million of proceeds from the announced sale of a 25% non-controlling interest in a 413 MW hydroelectric portfolio in Canada and an additional 25% non-controlling interest that we intend to sell within the next three months, and Brookfield Renewable’s portion of proceeds associated with assets held for sale in South Africa. See “Part 3 – Assets Held for Sale” and “Part 7 – Subsequent Events”.

(2)          In 2017, amounts were net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, were not available for distribution.

(3)          Amounts are guaranteed by Brookfield Renewable. Excludes $11 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Credit facilities and subsidiary borrowings

During the third quarter of 2018, we successfully executed $395 million of non-recourse financings, which reduced the weighted average cost of our project debt to 5.5% while maintaining the weighted average duration of our project debt at 10 years.

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Sep 30, 2018			Dec 31, 2017
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS, EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.2	$1,859	4.5	6.4	$1,670
Credit facilities(1)	3.2	4.8	1,049	2.6	4.5	887

Proportionate subsidiary borrowings
Hydroelectric	6.0	10.0	3,704	6.1	10.5	3,741
Wind(2)	4.7	10.1	1,739	5.1	11.3	1,286
Solar(2)	5.1	10.5	1,166	6.0	10.5	456
Storage and other	5.4	6.3	259	5.3	7.1	277
	5.5	10.0	6,868	5.8	10.5	5,760
Total proportionate debt			$9,776			$8,317
Proportionate unamortized financing
fees, net of unamortized premiums			(49)			(47)
Brookfield Renewable's share			9,727			8,270
Subsequent financings(3)			-			(33)
Equity accounted borrowings			(2,041)			(834)
Non-controlling interests			3,706			4,363
As per IFRS Statements			$11,392			$11,766

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              Excludes $60 million of proportionate debt associated with South African assets classified as held for sale as at September 30, 2018. Proportionate debt outstanding associated with these assets as at December 31, 2017 was $51 million.

(3)              Adjusted to reflect the financing initiatives associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2018:

(MILLIONS)	Balance of 2018	2019	2020	2021	2022	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities(1)	155	-	348	-	310	2,095	$2,908
Subsidiary borrowings
Credit facilities	-	-	-	158	-	-	158
Hydro	-	26	293	127	136	2,094	2,676
Wind	-	10	-	-	81	319	410
Solar	-	-	-	-	68	421	489
Storage and other	-	-	-	60	-	181	241
	-	36	293	345	285	3,015	3,974
Amortization
Subsidiary borrowings
Hydro	28	87	59	71	77	705	1,027
Wind	31	102	106	109	107	817	1,272
Solar	17	42	39	40	42	396	576
Storage and other	2	3	3	3	3	5	19
	78	234	207	223	229	1,923	2,894
Total	233	270	848	568	824	7,033	$9,776

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2022 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Our sole near term maturity is our C$200 million ($155 million) Series 3 medium-term notes which will be repaid through our available liquidity.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $316 million, and mature between 2026 and 2031. As at September 30, 2018, the loans remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the project debts in South Africa have been classified as Liabilities directly associated with assets held for sale. See Note 3 – Assets held for sale in our unaudited interim consolidated financial statements. The remaining balances have been classified as current as at September 30, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. These loans have a total outstanding balance as at September 30, 2018 of $14 million. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of September 30, 2018.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Cash flow provided by (used in):
Operating activities	$236	$204	$817	$746
Financing activities	(52)	138	(639)	(402)
Investing activities	(105)	(379)	(635)	(430)
Foreign exchange (loss) gain on cash	(6)	6	(14)	6
Increase (decrease) in cash and cash equivalents	$73	$(31)	$(471)	$(80)

Cash and cash equivalents as at September 30, 2018 totaled $313 million, representing an increase of $76 million and a decrease of $486 million for the three and nine months ended, respectively.

Operating Activities

Cash flows provided by operating activities totaled $236 million for the third quarter of 2018. The $32 million increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, offset partially by lower generation relative to the prior year.

Cash flows provided by operating activities totaled $817 million for the nine months ended September 30, 2018. The $71 million increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, higher realized prices and cost-reduction initiatives was partially offset by slightly below long-term average generation.

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Trade receivables and other current assets	$(79)	$(30)	$(66)	$20
Accounts payable and accrued liabilities	64	38	10	(16)
Other assets and liabilities	14	(4)	10	22
	$(1)	$4	$(46)	$26

Financing Activities

Cash flows used in financing activities totaled $52 million for the third quarter as the proceeds raised from the issuance of the C$300 million ($231) million Series 11 medium-term notes and our subsidiary borrowings in Colombia, Brazil, and North America were offset by repayments of borrowings (subsidiary and corporate credit facility) and the distributions noted below.

Cash flows used in financing activities totaled $639 million for the nine months ended September 30, 2018, due primarily to our initiative to deleverage our investment in TerraForm Global. Other significant transactions reflected in our financing activity relate to the issuance of Series 13 preferred LP units, the re-financing of our subsidiary borrowings in Colombia, Brazil and North America, and the issuance of Series 11 medium-term notes, as well as the distributions noted below.

We increased our distributions to $1.96 per LP Unit on an annualized basis, an increase of 9 cents per LP Unit which took effect in the first quarter of 2018.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

For the three months ended September 30, 2018, distributions paid to unitholders of Brookfield Renewable or BRELP were $161 million (2017: $151 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $97 million (2017: $145 million).

For the nine months ended September 30, 2018, distributions paid to unitholders of Brookfield Renewable or BRELP were $482 million (2017: $440 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $485 million (2017: $464 million).

Investing Activities

Cash flows used in investing activities for the third quarter of 2018 totaled $105 million. Our investments in the development of power generating assets and sustaining capital expenditures and were $22 million and $37 million, respectively.

Cash flows used in investing activities for the nine months ended September 30, 2018 totaled $635 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures were $60 million (net of cash acquired) and $93 million, respectively. During the second quarter of 2018, our equity-accounted interest in TerraForm Power increased from 16% to 30% from an incremental $420 million investment.

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Sep 30, 2018	Dec 31, 2017
Class A Preference Shares	31,035,967	31,035,967

Class A Preferred LP Units(1)
Balance, beginning of year	27,885,469	17,885,469
Issuance of Preferred LP Units	10,000,000	10,000,000
Balance, end of period/year	37,885,469	27,885,469

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	180,388,361	166,839,324
Issuance of LP Units	-	13,247,000
Distribution reinvestment plan	221,342	302,037
Repurchase of LP Units for cancellation	(281,359)	-
Balance, end of period/year	180,328,344	180,388,361

Total LP Units on a fully-exchanged basis(2)	309,986,967	310,046,984

(1)          Class A Preferred LP Units (“Preferred Units”) are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,497 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); and 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023).

(2)          The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid are as follows:

	Three months ended Sep 30				Nine months ended Sep 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Class A Preference Shares	$7	$7	$7	$7	$20	$19	$20	$19
Class A Preferred LP Units	$10	$8	$10	$8	$29	$21	$27	$19
Participating non-controlling
interests - in operating subsidiaries	$81	$130	$81	$130	$438	$426	$438	$426

GP interest and Incentive distributions	$11	$9	$11	$9	$34	$26	$33	$25
Redeemable/Exchangeable partnership units	$64	$60	$64	$61	$192	$183	$191	$182
LP Units	$88	$86	$86	$81	$266	$243	$258	$233

Contractual obligations

Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•         Guarantees – Nature of all the indemnification undertakings.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Other than the available portion of corporate credit facilities and subsidiary credit facilities on a proportionate basis disclosed above, Brookfield Renewable has no off-statement of financial position financing arrangements.

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2018			2017				2016
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) - LTA	12,113	13,521	12,852	12,198	9,098	10,674	10,364	10,319
Total Generation (GWh) - actual	11,609	13,122	12,880	11,913	9,370	11,618	10,484	8,728
Proportionate Generation (GWh) - LTA	5,956	6,935	6,351	6,030	5,053	6,279	5,890	5,739
Proportionate Generation (GWh) - actual	5,552	6,455	6,694	5,890	5,198	6,719	6,161	4,734
Revenues	$674	$735	$793	$657	$608	$683	$677	$571
Net income (loss) attributable
to Unitholders	(55)	(2)	8	(67)	(43)	38	16	(47)
Basic earnings (loss) per LP Unit	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13	0.05	(0.16)
Consolidated Adjusted EBITDA	494	543	582	453	381	460	457	326
Proportionate Adjusted EBITDA	277	324	351	295	233	311	303	189
Funds From Operations	105	172	193	143	91	181	166	54
Funds From Operations per Unit	0.33	0.55	0.62	0.46	0.29	0.61	0.55	0.18
Distribution per LP Unit	0.490	0.490	0.490	0.468	0.468	0.468	0.468	0.445

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	9,704	10,866	9,915	9,916	$655	$726	$455	$520	$322	$386	$130	$198

Brazil	2,731	2,559	2,931	2,896	185	178	133	135	109	115	5	3

Colombia	2,382	2,705	2,547	2,553	160	140	91	73	62	38	41	12
	14,817	16,130	15,393	15,365	1,000	1,044	679	728	493	539	176	213

Wind
North America	1,905	1,117	2,184	1,326	158	109	109	83	64	52	(39)	(13)

Europe	413	362	496	367	46	35	27	19	13	9	(12)	(6)

Brazil	473	204	506	163	33	19	26	15	20	11	(1)	8

Other	117	-	117	-	9	-	6	-	3	-	(3)	-
	2,908	1,683	3,303	1,856	246	163	168	117	100	72	(55)	(11)

Solar	569	-	546	-	106	-	87	-	57	-	19	-

Storage & Other	407	265	-	-	62	42	33	17	23	7	(6)	(5)

Corporate	-	-	-	-	-	-	(15)	(16)	(203)	(180)	(183)	(186)

Total	18,701	18,078	19,242	17,221	$1,414	$1,249	$952	$846	$470	$438	$(49)	$11

For the nine months ended September 30, Funds From Operations were $470 million versus $438 million in the prior year as contributions from growth in our portfolio, higher realized prices, and cost-reduction initiatives were partially offset by lower same-store generation 2% below long-term average and 7% below prior year where we experienced higher than average generation (5% above long-term average).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

reconciliation of non-ifrs measures

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	655	185	160	158	46	33	9	106	62	-	1,414	(197)	985	2,202
Other income	6	3	1	1	1	-	-	4	-	2	18	(5)	13	26
Direct operating costs	(206)	(55)	(70)	(50)	(20)	(7)	(3)	(23)	(29)	(17)	(480)	63	(343)	(760)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	139	12	151
Adjusted EBITDA	455	133	91	109	27	26	6	87	33	(15)	952	-	667
Management service costs	-	-	-	-	-	-	-	-	-	(64)	(64)	-	-	(64)
Interest expense - borrowings	(128)	(17)	(29)	(44)	(12)	(6)	(3)	(30)	(10)	(75)	(354)	54	(234)	(534)
Current income taxes	(5)	(7)	-	(1)	(2)	-	-	-	-	-	(15)	3	(8)	(20)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(29)	(29)	-	-	(29)
Preferred equity	-	-	-	-	-	-	-	-	-	(20)	(20)	-	-	(20)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(57)	(10)	(67)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(415)	(415)
Funds From Operations	322	109	62	64	13	20	3	57	23	(203)	470	-	-
Adjusted sustaining capital expenditures(2)	(39)	(3)	(6)	-	-	-	-	-	-	(6)	(54)	-	-
Adjusted Funds From Operations	283	106	56	64	13	20	3	57	23	(209)	416	-	-
Adjusted sustaining capital expenditures(2)	39	3	6	-	-	-	-	-	-	6	54	-	-
Depreciation	(170)	(103)	(14)	(89)	(30)	(10)	(2)	(24)	(17)	(1)	(460)	61	(212)	(611)
Foreign exchange and
unrealized financial instrument loss	(4)	-	1	3	6	(11)	(2)	(3)	(2)	14	2	(6)	(31)	(35)
Deferred income tax expense	1	1	(4)	(9)	2	-	-	(1)	-	24	14	2	(18)	(2)
Other	(19)	(2)	(4)	(8)	(3)	-	(2)	(10)	(10)	(17)	(75)	15	(12)	(72)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(72)	-	(72)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	273	273
Net income (loss) attributable to Unitholders(3)	130	5	41	(39)	(12)	(1)	(3)	19	(6)	(183)	(49)	-	-	(49)

(1)               Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $142 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	726	178	140	109	35	19	42	-	1,249	(35)	754	1,968
Other income	1	10	2	-	-	-	-	1	14	-	11	25
Direct operating costs	(207)	(53)	(69)	(26)	(16)	(4)	(25)	(17)	(417)	15	(314)	(716)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	20	-	20
Adjusted EBITDA	520	135	73	83	19	15	17	(16)	846	-	451
Management service costs	-	-	-	-	-	-	-	(58)	(58)	-	-	(58)
Interest expense - borrowings	(135)	(12)	(32)	(31)	(9)	(4)	(10)	(66)	(299)	9	(187)	(477)
Current income taxes	1	(8)	(3)	-	(1)	-	-	-	(11)	-	(16)	(27)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Preferred equity	-	-	-	-	-	-	-	(19)	(19)	-	-	(19)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(248)	(248)
Funds From Operations	386	115	38	52	9	11	7	(180)	438	-	-
Adjusted sustaining capital expenditures(2)	(36)	(3)	(6)	-	-	-	-	(6)	(51)	-	-
Adjusted Funds From Operations	350	112	32	52	9	11	7	(186)	387	-	-
Adjusted sustaining capital expenditures(2)	36	3	6	-	-	-	-	6	51	-	-
Depreciation	(163)	(106)	(24)	(62)	(17)	(5)	(19)	-	(396)	9	(213)	(600)
Foreign exchange and
unrealized financial instrument loss	(3)	(3)	(1)	1	(14)	-	-	(15)	(35)	1	(4)	(38)
Deferred income tax expense	(5)	3	(9)	(4)	4	-	-	18	7	-	(24)	(17)
Other	(17)	(6)	8	-	12	2	7	(9)	(3)	(2)	22	17
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	219	219
Net income (loss) attributable to Unitholders(3)	198	3	12	(13)	(6)	8	(5)	(186)	11	-	-	11

(1)               Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $29 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The following table reconciles net (loss) income attributable to Limited partners’ equity and (loss) earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the nine months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net (loss) income attributable to:
Limited partners' equity	$(28)	$6	$(0.16)	$0.04
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(20)	5	-	-
Net (loss) income attributable to Unitholders	$(49)	$11	$(0.16)	$0.04
Depreciation	460	396	1.47	1.30
Foreign exchange and
unrealized financial instruments (gain) loss	(2)	35	(0.01)	0.12
Deferred income tax recovery	(14)	(7)	(0.04)	(0.02)
Other	75	3	0.24	-
Funds From Operations	$470	$438	$1.50	$1.44
Weighted average Units outstanding(1)			312.7	303.5

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2017 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

(i)      IFRS 15 – Revenue from contracts from customers

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There have been no adjustments recognized on the adoption of IFRS 15.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

(ii)      IFRS 9 – Financial instruments

Brookfield Renewable adopted IFRS 9, Financial Instruments (“IFRS 9”), as issued by the IASB in 2014, which provide more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.

IFRS 9 replaces certain provisions of IAS 39, Financial Instruments Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

Future changes in accounting policies

(i)      Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management. Initial quantification is complete, and review is underway. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On October 9, 2018, Brookfield Renewable acquired a 23 MW Irish wind portfolio for total consideration of £22 million ($29 million). On October 25, 2018, Brookfield Renewable completed a £29 million ($37 million) financing associated with the acquisition. The loan bears an interest rate of 3.55% and matures in September 2036.

On October 30, 2018, Brookfield Renewable completed the sale of a 25% non-controlling interest in a 413 MW contracted portfolio of three Canadian hydroelectric assets for proceeds of approximately C$390 million

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

($300 million) to third-party investors. In connection with this transaction, Brookfield Renewable and Brookfield Asset Management have amended or agreed to amend certain related party agreements, and agreed to transfer certain third party contracts and internalize Brookfield Asset Management’s North American energy marketing business. These changes were designed to be effected on a value neutral basis to Brookfield Renewable and Brookfield Asset Management. The amended agreements, including related party power purchase agreements described in Note 27 – Related Party Transactions in our 2017 audited consolidated financial statements, are as follows:

GLPL and MPT Contract Amendment

Historically, Brookfield Asset Management provided a guaranteed price for the energy generated by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) subject to inflation adjustments and other terms.

Under the amended agreements (“GLPL and MPT Contract Amendment”), which are effective October 30, 2018, the following changes have been made:

•         Brookfield Asset Management will pay Brookfield Renewable estimated average prices of C$100 per MWh and C$127 per MWh for energy generated by GLPL and MPT, respectively, as compared to fixed prices of C$86 per MWh and C$106 per MWh in the subsequent period under the previous related party contracts

•         Annual inflation adjustment is a 3% fixed rate as compared to 40% and 20% of the Consumer Price Index (“CPI”) in the previous year for GLPL and MPT, respectively

•         Contract termination is December 1, 2029. Brookfield Renewable will have the option to extend a fixed price commitment to GLPL from Brookfield Asset Management through 2044 at a price of C$60 per megawatt-hour

Energy Marketing Internalization

Brookfield Renewable and Brookfield Asset Management have also entered into an agreement to fully internalize all energy marketing capabilities in North America into Brookfield Renewable, eliminating all future marketing fees paid to Brookfield Asset Management. The related party power purchase agreements being transferred to Brookfield Renewable include those related to the following facilities:

•         Certain power facilities in Maine and New Hampshire held by Great Lakes Holding America

•         Lièvre Power in Quebec

•         Two facilities of Hydro Pontiac Inc. in Quebec

In addition, certain existing commodity swap arrangements with Bear Swamp Power Co. L.L.C., a related party of Brookfield Renewable and owner of a pumped-storage facility in the United States will also be transferred to Brookfield Renewable. These swap arrangements guarantee a fixed price for on-peak and off-peak power to operate the pumped-storage facility and expire in April 2021.

Certain third-party power purchase agreements will also be transferred to Brookfield Renewable as part of the Energy Market Internalization of Brookfield Asset Management’s North American energy marketing business.

The Energy Marketing Internalization is expected to close in the first half of 2019, subject to the satisfaction of closing conditions.

Changes to Energy Revenue Agreement

In exchange for the GLPL and MPT Contract Amendment and the Energy Marketing Internalization, Brookfield Asset Management and Brookfield Renewable agreed to effectively amend the Energy Revenue agreement between Brookfield Power U.S. Holdings America Co. and Brookfield Asset Management.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

The Energy Revenue Agreement requires Brookfield Asset Management to pay an agreed upon price subject to inflation adjustments and other terms for the energy generated by certain of Brookfield Renewable’s facilities in the United States. In consideration for the GLPL and MPT Contract Amendment and the Energy Marketing Internalization, the price guaranteed by Brookfield Asset Management will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.27 per MWh in 2026.  In addition, the term of the Energy Revenue Agreement has been reduced and will terminate in 2046.

The independent directors of Brookfield Renewable reviewed and approved each of the GLPL and MPT Contract Amendment, the Energy Marketing Internalization and the Changes to the Energy Revenue Agreement, with reliance on the advice of independent financial advisors and independent legal counsel.

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

North America hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and cogeneration facilities. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind LTA is the expected average level of generation based on the results based on simulated historical wind speed data performed over a period of typically 10 years. Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provide Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2017 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Other). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which will now be reviewed on a standalone basis. Our investment in First Hydro resulted in the creation of a storage segment which will be reviewed along with our cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The corporate segment represents all activity performed above the individual segments for the business.

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

•         The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•         Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

As compared to the preceding years, we revised our definition of Adjusted EBITDA to include our proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, we included our proportionate share of Funds From Operations from equity-accounted investments. We revised our definition as we believe it provides a more meaningful measure for investors to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Adjusted sustaining capital expenditures are an estimate made by management of the amount of ongoing capital investment required to maintain the condition of all our facilities and current revenues.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a 20-year discounted cash flow model with each operational facility having a 20-year capital plan. In addition, the useful lives of property, plant and equipment are determined periodically by independent engineers and are reviewed annually by management.

Management considers several items in estimating adjusted sustaining capital expenditures. Such factors include, but are not limited to, review and analysis of historical capital spending, the annual budgeted capital expenditures, management’s 5-year business plan, and independent third-party engineering assessments.

Sustaining capital expenditures do not occur evenly over the life of our assets and may fluctuate depending on the timing of actual project spend.

Adjusted sustaining capital expenditures are intended to reflect an average annual spending level based on the 20-year capital plan and are our best estimate of the long-term capital required to maintain the operations of our facilities. Over time, we expect our average sustaining capital expenditures to be in line with our adjusted long-term sustaining capital forecasts.

Accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures. This higher level of depreciation is primarily attributed to: 1) our election to annually fair value property, plant and equipment under IFRS; and 2) accounting useful life is not always reflective of the perpetual nature of a hydroelectric facility.

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations or Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

PART 9 – CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including failures related to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Management's Discussion and Analysis contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            September 30, 2018

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BEP.PR.M (Preferred LP Units – Series 13)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2017 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN